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                         June 12, 2020

       Klaus Paulini, Ph.D.
       President and Chief Executive Officer
       Aeterna Zentaris Inc.
       315 Signma Drive
       Summerville, South Carolina 29486

                                                        Re: Aeterna Zentaris
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed June 8, 2020
                                                            File No. 333-239019

       Dear Dr. Paulini:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Jeff Hershenfield, Esq.